UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 07, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

4Q04

Consolidated Information and Results

Fourth Quarter 2004

(Unaudited)

Rio de Janeiro, March 3, 2005

TNL Participações Ex-Treasury Shares (th): 379.803 TNLP3: R$ 46,59 TNLP4: R$ 44,40 TNE: US$ 16,87/ADR (31/12/04) (30/12/2004)	Telemar Norte Leste Ex-Treasury Shares (th): 239.554 TMAR3 ON: R$ 57,60 TMAR5 PNA: R$ 67,55 TMAR6 PNB: R$ 52,51 (30/12/2004)	TELE NORTE LESTE PARTICIPAÇÕES S.A. www.telemar.com.br/ir

Contents

1. Highlights of the Quarter

2. Operating Performance Review

2.1 Customer Base

2.2 Wireline Services – TMAR

2.3 Broadband Services – TMAR

2.4 Wireless Services

2.5 Contact Center

3. Consolidated Results

3.1 Revenues

3.2 Operating Costs and Expenses

3.3 EBITDA

3.4 Depreciation / Amortization

3.5 EBIT

3.6 Financial Results

3.7 Net Income

4. Debt

5. Capital Expenditures

6. Cash Flow

7. Main Events of the Quarter

8. Consolidated Income Statements

9. Balance Sheets

10. Main Loans

11. Scheduled Events

1. Highlights of the Quarter

  The Telemar Group customer base increased by 1.2 million in the quarter and 3.3 million in the year, to reach 22.6 million at the end of 2004, comprising:

Wireline: 15.2 million lines in service (+0.5% in 2004)
Wireless: 6.9 million subscribers (+76.3% in 2004)
Velox (ADSL): 0.5 million subscribers (+128.6% in 2004)

Net revenues amounted to R$ 4,271 million (+4.6% from 3Q04 and +16.3% from 4Q03). In 2004, net revenues totaled R$ 15,842 million (+13.1%). Average revenue per user ( ARPU ) in the quarter was equal to R$ 82 and R$ 23 for wireline and wireless services, respectively.

Consolidated EBITDA totaled R$ 1,721 million, while the margin stood at 40.3% (3Q04 – 41.2%). EBITDA for the year reached R$ 6,531 million (+5.8%), with a 41.2% margin .

Net financial expenses totaled R$ 355 million in the quarter (-15.0% compared to 3Q04), and R$ 1,641 million in the year (-24.7%).

Net income for the quarter amounted to R$ 293 million, or R$ 0.77 per share (US$ 0.28 per ADR). Net income for the year added up to R$ 751 million, increasing by 253.1% from 2003, and corresponding to R$ 1.98 per share (US$ 0.68 per ADR).

At the end of 2004, net debt was equal to R$ 6,542 million (1.0x EBITDA), declining by 6.5% and 16.5% from the position at the end of Sep/04 and Dec/03, respectively.

Capital expenditures (Capex) totaled R$ 862 million in the quarter and R$ 1,996 million for the year (12.6% of net revenues), compared to R$ 1,682 million in 2003 (12.0% of net revenues).

Free cash flow after Capex amounted to R$ 898 million in the quarter and R$ 3,995 million for the year (2003 - R$ 4,048 million).

During the quarter, TNL's and TMAR's disbursements within the Share Buyback Program amounted to R$ 140 million. Consolidated repurchases in 2004 added up to R$ 349 million (2003 - R$ 23 million), representing 24.0% of the total shares authorized under the program (TNL and TMAR).

The Boards of Directors of TNL and TMAR will submit for approval to their respective Annual Shareholders' Meeting, to be held in April 2005, the payment of dividends/interest on capital on 2004 results, totaling R$ 1.1 billion and R$ 1.35 billion, respectively Considering the amounts already announced as interest on capital during the year, complementary dividends amounted to R$ 1.0 billion for TNL shareholders and R$ 590 million for TMAR shareholders.

2. Operating Performance Review

2.1 Customer Base

At the end of 2004, the Telemar Group had 22,575 thousand customers (compared to 19,257 thousand at year-end 2003, or a 17.2% increase), including 15,216 thousand fixed-line, 6,863 thousand mobile, and 496 thousand broadband (ADSL) customers.

During the period, the Company grew in all segments, with net additions of 3,318 thousand customers in 2004, as follows: wireless – 2,970 thousand (+76.3%), ADSL – 279 thousand (+128.6%), and wireline – 69 thousand (+0.5%).

Chart 1- Quarterly Customer Base - (million)

2.2 Wireline Services – TMAR

The installed plant comprised 17,393 thousand at the end of the quarter, of which 15,216 thousand are in service, including 662 thousand public telephones (TUP). Year-on-year, the plant in service grew by 0.5%. The average wireline customer base amounted to 15,188 thousand lines in 2004 (+1.1% from 2003).

The utilization rate of the installed plant was 87.5% and the digitalization rate of the network was 99.1%.

Chart 2- Lines in Service (thousand)

2.3 Broadband Services – TMAR

Broadband internet accesses (ADSL) grew 15.6% compared to the previous quarter, totaling 496 thousand Velox users at year-end, with net additions of 67 thousand subscribers during the quarter and 279 thousand during the year ( +128.6%). The average customer base increased from 127 thousand in 2003 to 389 thousand in 2004 (+206.3%). At the end of 2004, the Velox customer base share of Telemar's total lines in service was 3.3%, compared to 2.8% in 3Q04 and 1.4% at the end of 2003.

Chart 3 – ADSL Subscribers (thousand)

 2.4 Wireless Services

At the end of 2004, Oi had 6,863 thousand customers (+76.3% on 2003), with an estimated market share of 23.5% in its region (Sep/04 – 22.1%), reflecting growth of 19.6% from the previous quarter. The customer mix at Dec/2004 comprised 86.1% and 13.9% customers under prepaid and postpaid plans, respectively .

Chart 4 – Oi Subscribers and Market Share

During the quarter, 1,201 thousand handsets (3Q04 – 1,127 thousand as a way of building inventories for 4Q04) were sold through our distribution channels, while 1,468 thousand users were activated and 344 thousand were disconnected, leading to net additions of 1,123 thousand customers (3Q04 – 647 thousand, and 4Q03 – 1,043 thousand), of which 10.8% were under postpaid plans. Oi accounted for approximately 35.8% of net additions in its region during 4Q04 (37.1% for the full year and 49.0% in 2003).

The average customer base totaled 6,301 thousand in 4Q04 (+16.3% quarter-on-quarter and +86.9% on 4Q03) and 5,378 thousand in 2004 (+103.2%). With 344 thousand disconnections during the quarter, the churn rate represented 5.5% of the average subscriber base of 4Q04 (5.4% in 3Q04).

Chart 5 – Oi: Average Customer Base and Churn Rate

The wireless penetration rate in Oi's Region was 29.9% in Dec/04, against the national average of 36.6%.

2.5 Contact Center

At the end of the year, Contax had 17,507 customer service positions (PA's), growing by 9.7% and 35.6% from Sep/04 and Dec/03, respectively. The acquisition of new accounts was the main driver in the expansion of Contax's activities in 2004. Changes in the number of PA's was shown in the next chart:

Chart 6 – Contax: Customer Service Positions (PA´s)

3. Consolidated Results

3.1 Revenues

Consolidated gross revenues for the quarter reached R$ 5,991 million, increasing 5.6% from 3Q04 (R$ 317 million), on account of the strong expansion in wireless and data communication services, as well as the growth in local, long-distance and public telephone services, mostly driven by wireline tariff increases implemented during the quarter.

In comparison with 4Q03, gross revenues grew by 14.1% (R$ 739 million), again due to the increased revenues from wireless and data transmission services, in addition to the tariff rises mentioned above.

Consolidated gross revenues amounted to R$ 22,125 million in 2004 (+13.9%).

Consolidated net revenues added up to R$ 4,271 million in the quarter, growing by 4.6% and 16.3% on 3Q04 and 4Q03, respectively. During the quarter, the lower change in net revenues compared to gross revenues is chiefly due to the provision recorded as of 4Q04 for ICMS on IP access port rentals. The higher variation of net revenues compared to gross revenues year over year is due to the improved criterion used to account for services not yet billed in 4Q03 (as detailed in our press release for that quarter).

During 2004, consolidated net revenues totaled R$ 15,842 million, a 13.1% increase on 2003.

The main changes in gross revenues are shown below:

Table 1 - Gross Revenue

R$ million	4Q03	3Q04	4Q04	Change % QoQ	Change % YoY	2003	%	2004	%	Chg. %
Wireline	**4,744**	**5,007**	**5,255**	**5%**	**11%**	**17,979**	**100%**	**19,757**	**100%**	**10%**
Local (ex - VC1)	2,174	2,267	2,363	4%	9%	8,126	45%	8,819	45%	9%
Local Fixed-to-Mobile (VC1)	759	695	701	1%	-8%	2,948	16%	2,763	14%	-6%
Long Distance (ex - VC2/3)	685	749	804	7%	17%	2,353	13%	2,978	15%	27%
LD Fixed-to-Mobile (VC2/3)	156	167	168	0%	7%	610	3%	683	3%	12%
Network Usage	256	279	293	5%	14%	1,276	7%	1,173	6%	-8%
Data	319	405	465	15%	46%	1,184	7%	1,608	8%	36%
Public Phones	208	266	277	4%	33%	808	4%	1,017	5%	26%
Additional Services	118	124	131	5%	11%	423	2%	492	2%	16%
Other	67	55	53	-3%	-21%	249	1%	224	1%	-10%
Wireless	**479**	**589**	**658**	**12%**	**37%**	**1,354**	**100%**	**2,112**	**100%**	**56%**
Services	**244**	**358**	**414**	**16%**	**70%**	**756**	**56%**	**1,364**	**65%**	**81%**
Subscription	62	88	91	4%	46%	191	14%	333	16%	75%
Outgoing Calls	100	155	196	27%	97%	288	21%	592	28%	106%
Domestic/Inter. Roaming	24	26	30	13%	22%	64	5%	107	5%	68%
Network Usage	40	59	61	3%	52%	170	13%	221	10%	30%
Other SMP Services	18	30	36	21%	107%	43	3%	111	5%	158%
Handset Sales	**235**	**231**	**244**	**6%**	**4%**	**598**	**44%**	**748**	**35%**	**25%**
Total Gross Revenue	**5,252**	**5,673**	**5,991**	**6%**	**14%**	**19,427**	**100%**	**22,125**	**100%**	**14%**
Wireline	4,744	5,007	5,255	5%	11%	17,979	93%	19,757	89%	10%
Wireless	479	589	658	12%	37%	1,354	7%	2,112	10%	56%
Contact Center	28	78	78	0%	176%	94	0%	256	1%	173%
Consolidated Net Revenue	**3,671**	**4,084**	**4,271**	**5%**	**16%**	**14,003**	**-**	**15,842**	**-**	**13%**

3.1.1 Wireline Services

Gross revenues from wireline services increased by 5.0% on the previous quarter and 10.8% on 4Q03, primarily due to tariff adjustments implemented in the period and the expansion in data services.

In 2004, the 9.9% increase was also driven by the growth in data transmission services, in particular broadband and package switching services, as well as market share gains in the long-distance segment and tariff adjustments.

Local

• Local fixed-to-fixed (monthly subscription, pulse, installation fee): gross revenues from local services increased by 4.3% on 3Q04, primarily due to the tariff adjustment of the local basket, of 5.8% in the quarter. Compared to 4Q03, local service revenues grew by 8.7%. During 2004, revenues increased by 8.5% also as a result of the combined effect of the tariff adjustment – while the plant in service remained stable – and the decrease in local traffic, as described below:

=> Monthly subscription fees amounted to R$ 1,610 million in the quarter, up 5.7% from 3Q04, mainly because of the average rate increase (6.1%). Compared to 4Q03, these revenues grew by 13.6%, mostly due to the average rate adjustment of 15.7% in the period.

For the full year, monthly subscription fees added up to R$ 5,966 million, up 12.4% from 2003, representing 30.2% of gross revenues from wireline services (2003 – 29.5%).

=> Revenues from Pulses reached R$ 710 million, increasing by 1.1% in comparison with 3Q04, as a result of the 4.7% average rate adjustment during the quarter and the decreased local traffic. These revenues grew by 1.4% from 4Q03.

In 2004, revenues from pulses grew by 2.9% to reach R$ 2,674 million, driven by the rate adjustment (14.0%) and traffic reduction, mostly due to the migration of dialed-up internet accesses to ADSL (Velox) services. Revenues from pulses accounted for 13.5% of wireline gross revenues (2003 – 14.5%).

• Local fixed-to-mobile calls (VC1): these revenues totaled R$ 701 million, a 0.9% increase quarter-on-quarter. When compared to 4Q03, the 7.7% reduction stemmed from the decreased traffic, arising in part from the migration to calls originating in wireless lines.

During the year, these revenues declined by 6.3% driven by the decreased traffic, partly offset by the rate adjustment in Feb/04 (7.0%). Revenues from VC1 calls accounted for 14.0% of total wireline revenues in 2004 (2003 – 16.4%).

Long-distance

• Intra- and inter-regional, international: 7.4% growth (R$ 55 million) from 3Q04, primarily due to the rise in long-distance rates in the period (7.2%). When compared to 4Q03, the 17.3% growth (R$ 119 million) was due to the change in LD prices (+12.6%), as well as to market share gains in the inter-regional and international segments.

In 2004, these revenues increased by 26.5% (R$ 625 million), mostly due to market share gains in the inter-regional calls originated in Region I, which revenues posted a 103% growth in the period. Such growth partly offset the lower expansion in revenues from intra-regional calls (+14.6%), as a result of the change in rules regarding local areas effective Aug/04. LD services rates were increased by 10.6% on average during 2004.

Long-distance revenues (ex-VC2/VC3) accounted for 15.1% of total wireline revenues (2003 – 13.1%).

• Fixed-to-mobile calls (VC2/3) revenues remained stable in comparison with the previous quarter. However, compared to 4Q03, these revenues increased by 7.2%, chiefly due to the rate adjustment implemented in Feb/04 (7.0%).

During the year, these revenues posted a 12.0% growth, as a result of the combined effect of the rate adjustment in Feb/04 and increased traffic. The share of such revenues in total wireline revenues in 2004 remained stable at 3.5%.

Remuneration for network usage increased by 4.9% (R$ 14 million) quarter-on-quarter, primarily as a result of the average 7.2% tariff increase in the quarter. The 14.3% growth from 4Q03 was partly driven by reversals (arising from revenue challenges) in the last quarter of 2003.

In 2004, revenues declined by 8.1% due to: (i) application of the productivity factor of 20% to tariffs (TU-RL), (ii) increased footprint of other companies in our region, and (iii) Telemar market share gains in the long-distance segment. These revenues now account for 5.9% of total wireline gross revenues (2003 – 7.1%).

Data transmission services revenues in the quarter increased by 14.9% (R$ 60 million) from 3Q04, as a result of the growth in all services, in particular Velox (ADSL), rental of dedicated lines to providers (EILD), and IP services.

When compared to 4Q03, revenues grew by 45.7% (R$ 146 million), driven by higher revenues from Velox, leased lines – "EILD", package switching, frame relay and IP services.

In 2004, revenues increased by 35.8%, with growth in virtually all services, in particular Velox (200.8%) and package switching/frame relay services (52.2%). Revenues from data services now account for 8.1% of total wireline revenues (2003 – 6.6%).

Public telephones (PT) revenues increased by 4.1% from 3Q04, on account of the higher tariffs in the quarter.

Compared to 4Q03, these revenues increased by 33.0% as a result of the rate adjustment (13.1%) and the increased sale of phone cards, driving card revenues to R$ 57 million. Furthermore, amounts transferred to other telecommunication companies declined with the increased usage of the Telemar pick code to place long-distance calls via public phones.

During the year, these revenues reached R$ 1,017 million, up 25.8% from 2003, on account of the 19.5% increase in revenues from the sale of cards and lower payments to other telcos and the improved anti-fraud systems implemented by the Company. PT revenues now represent 5.1% of total wireline revenues (2003 – 4.5%).

Other services declined by 3.4% and 20.7% from 3Q04 and 4Q03, respectively. Year-on-year, the main culprit was advanced voice services (-20.2%), mostly because of the price reduction resulting from the increased competition in this segment.

The overall reduction in 2004 compared to 2003 was 10.3%, as a result of lower revenues from advanced voice services (-9.4%).

3.1.2 Wireless Services

Oi's gross revenues amounted to R$ 936 million in the quarter, of which R$ 852 million was from wireless services. Revenues from services, excluding handset sales, totaled R$ 608 million, growing by approximately 25.0% in comparison with 3Q04. Revenue from services was positively impacted by the increase in outgoing calls and additional services, in particular wireless data and network remuneration charges (R$ 39 million of which relate to adjustments from prior periods). Excluding such adjustments, revenue services rose by 17.0% during the quarter, slightly above the average increase in customer base (16.3%).

In fact, the average revenue per user (ARPU) reached R$ 23.50 on a recurring basis, up 0.9% from the previous quarter (R$ 23.30 when adjusted for the portion of network remuneration in that quarter).

Revenues from wireless data services added up to R$ 32 million (+18.5% from 3Q04), accounting for 5.3% of Oi's total service revenues in the quarter.

Net revenues from the sale of 1,201 thousand handsets in the quarter (+6.6% from 3Q04) amounted to R$ 187 million (+8.7% from 3Q04).

Gross revenues from wireless services, on a consolidated basis, totaled R$ 658 million in the quarter, growing by 11.7% (R$ 69 million) when compared to 3Q04, chiefly due to increased revenues from outgoing calls (R$ 41 million) and handset sales (R$ 13 million).

When compared to 4Q03, consolidated wireless revenues grew by 37.2%, representing a 69.6% increase in service revenues and a 3.6% increase in handset sales.

Revenues for 2004 amounted to R$ 2,112 million, a 56.0% rise from 2003. All revenue lines posted a strong expansion, in particular outgoing calls (+105.9%).

Consolidated revenues from the remuneration of the wireless network amounted to R$ 61 million in 4Q04, after elimination of R$ 193 million relating to TMAR, up 3.4% from 3Q04, in spite of the migration of wireless companies (Telemig and Tele Norte) to the bill & keep rules in 3Q04.

3.1.3 Contact Center Services

During the fourth quarter, Contax posted total gross revenues of R$ 209 million, surpassing, by 11.0% and 47.5%, the 3Q04 and 4Q03 figures, respectively. Consolidated Contax revenues for 4Q04 remained at the same levels as in the previous quarter (R$ 78 million). Compared to 4Q03, the 175.4% increase in revenues is mostly attributable to the new accounts acquired in the period.

Contax's gross revenues in 2004 added up to R$ 709 million, up 58.4% from 2003 (R$ 448 million), as new clients were acquired and the existing ones increased their operations.

3.1.4 Revenue Breakdown

The chart below depicts changes in the breakdown of consolidated gross revenues for 2004 compared to 2003. Noteworthy is the increased share of long-distance services to 16.5%, wireless to 9.5%, data to 7.3%, as well as the relative reduction in local fixed-to-fixed calls to 39.9%, local fixed-to-mobile (VC1) to 12.5%, and network usage to 5.3%.

Chart 7 – Changes in the Breakdown of Gross Revenues

F-M: Fixed-to-mobile calls (VC1)
* Wireline: includes installation, subscription fee, and traffic (pulses)
** Includes: TUP, Value Added Services, Advanced Voice, Contax, and Other.

3.2 Operating Costs and Expenses

Operating costs and expenses (ex-depreciation and amortization) increased by 6.3% (R$ 150 million) from 3Q04. The main drivers were "third-party services" and "other operating expenses", offset by lower provisions for doubtful accounts.

When compared to 4Q03, the 24.1% growth is chiefly due to other operating expenses (changes in provisions for contingencies), third-party services (plant maintenance, consultants, legal counsel), and personnel (Contax). Those items also accounted for a large portion of the changes in 2004 (18.9%). The main changes are detailed below.

• Interconnection Costs decreased by 1.4% (R$ 9 million) from 3Q04, primarily due to the migration of wireless companies (Telemig and Tele Norte) during 3Q04 to the "bill & keep" rules.

Compared to 4Q03, the 3.7% increase was mainly due to the mobile interconnection rate adjustment implemented in Feb/04, partly offset by the decline in fixed-to-mobile traffic.

During the year, interconnection costs amounted to R$ 2,516 million (-0.6% from 2003), accounting for 15.9% of net revenues for 2004, compared to 18.1% in 2003. This decline was driven by the reduced fixed-to-mobile traffic, as well as Oi's market share gains (which reduced the amount of interconnection paid by Telemar to other mobile operators).

· Personnel Expenses grew by 8.6% (R$ 24 million) from 3Q04, in line with the increased number of employees at Contax. The growth at TMAR during the quarter was due to adjustments in the amounts provisioned for vacations and other charges (in accordance with the collective labor agreement of Dec/04), as well as layoff expenses.

When compared to 4Q03, personnel expenses grew by 17.9%, primarily as a result of the increased staff of Contax.

Personnel expenses for the year rose by R$ 184 million (20.1%), also due to the increase in the number of Contax employees.

• Handset costs and Other (COGS) increased by 10.7% compared to 3Q04, while the volume of handset sales grew by 6.6%. Compared to the same period of the previous year, the increase was 6.5%.

In 2004, these costs increased by R$ 191 million, or 25.8%, slightly below the growth in handset sales (28.3%).

• Third-party services increased by 17.1% (R$ 103 million) quarter-on-quarter, mostly due to higher selling expenses (R$ 37 million), advisory and legal counsel (R$ 26 million), plant maintenance (R$ 11 million), and electricity (R$ 10 million).

Compared to 4Q03, the increase was 24.7% (R$ 140 million), also due to higher selling expenses, plant maintenance costs and utilities (electricity tariff adjustment and ICMS tax expenses).

Such expenses also led the 19.5% increase for the year.

• Marketing expenses declined by 7.6% (R$ 5 million) from 3Q04 and remained almost unaltered compared to 4Q03 (+1.7%) due to the use of joint marketing with mobile handset suppliers.

The 26.0% increase for the year was mainly due to higher media, promotion and events, mostly relating to wireline products and services (Velox and LD "pick code").

· Rental /Leasing/ Insurance : the 6.6% rise in the quarter (R$ 9 million) derived from a termination fine with respect to the lease of satellite capacity with Star One (Embratel) due to the migration of our operations to the Amazonas satellite (Hispamar).

Compared to 4Q03, the 20.8% increase is primarily due to higher satellite rental expenses, as well as the site leases for installation of Oi's base stations.

The 18.5% increase for the year (R$ 85 million) is also attributable to an increase in expenses with rights of way and line leases.

• Provisions for doubtful accounts (PDA) decreased by 25.4% from 3Q04, accounting for 1.8% of gross revenues for the quarter (3Q04 – 2.5% and 4Q03 – 2.7%). The reduction arises from continuing improvements in collections in the corporate and wholesale segments.

Consolidated PDA for 2004 amounted to 2.6% of gross revenues, against 3.1% in 2003.

PDA amounted to 1.0% in the quarter at Oi (3Q04 – 1.6% and 2.0% in 2004) and to 1.8% at TMAR (3Q04 – 2.6% and 2.5% in 2004).

• Other operating expenses (revenues) increased by R$ 26 million from the previous quarter, chiefly due to higher provisions for tax contingencies, in particular:

(i)	a R$114 million provision for ICMS on revenues from the rental of IP network access ports: this issue – which affects all the telecom sector in Brazil - was reassessed by the Company based on unfavorable rulings; and

(ii)	a R$ 45 million provision for ICMS arising from credits recorded on electricity services, after a judicial challenge in certain states of our Region.

In Nov/04, the Company entered into an agreement with Embratel in order to terminate administrative and judicial litigation between the two parties and settle for the respective amounts. The total restated net amount of such disputes was R$ 302 million payable to TMAR, of which R$ 179 million was already recorded in the Company's books. Accordingly, from the R$ 123 million balance, R$ 55 million were recorded as "recovered expenses", and R$ 51 million as "reversal of contingencies" both as "other operating expenses (revenues)". A monetary restatement of approximately R$ 17 million was accounted for as "other financial revenues".

Up to 3Q04, TNL and its subsidiaries recorded the employees' profit sharing in a specific statement of income account, after the provision for income tax. As of 4Q04, the Company decided to revise its accounting policies for 2004 and started to record the amounts as "Other operating expenses", in line with the best practices already adopted by other companies. In 4Q04, revenues of R$ 19.7 million were recorded under other operating expenses. These revenues in the quarter are due to the alignment of the profit sharing with the targets set and then accomplished during 2004. In this connection, adjustments were made to the amounts recorded in this line in prior 2004 quarters: 1Q04 – R$ 47.7 million; 2Q04 – R$ 51.3 million; 3Q04 – R$ 29.6 million. Therefore, in 2004, the total impact of this line on the item "other operating expenses (revenues)" was a R$ 108.9 million expense.

Compared to 4Q03 and 2003, the increase in "other operational expenses" amounted to R$ 255 million and R$ 533 million, respectively, chiefly driven by the increase in provisions for contingencies, in particular tax- and labor-related ones.

3.3 EBITDA

Consolidated EBITDA amounted to R$ 1,721 million, up 2.1% from the previous quarter, with a 40.3% margin. If the 4Q04 EBITDA were adjusted for non-recurring events in the quarter (provision for ICMS on rental of IP network ports and credits recorded on electricity services, the agreement with Embratel, and change in the criterion for appropriating the restatement of contingencies and tax credits), the amount recorded would have been R$ 1,762 million, with a margin of 41.3%.

In 2004, EBITDA stood at R$ 6,531 million, increasing by 5.8% from 2003, with a 41.2% margin. The adjustments for non-recurring events in 4Q04 previously mentioned would give rise to an annual margin of 41.5% (2003 – 44.1%).

As shown in the next chart, EBITDA for the quarter was retroactively adjusted to reflect the change in the accounting criterion for profit sharing, which is now recorded in other operating expenses (revenues).

Chart 8 – Consolidated EBITDA (R$ million) and Margin (%)

•  TMAR's consolidated EBITDA was R$ 1,680 million (+2.0% and +6.3% from 3Q04 and 4Q03, respectively). EBITDA margin for the period stood at 40.0% versus 41.0% in 3Q04. In the year, EBITDA reached R$ 6,353 million (+5.6% from 2003) with a 40.7% margin (2003 – 44.0%).

•  Oi's EBITDA was R$ 69 million, with a margin of 9.3% (-3.1% from 3Q04 and –2.0% from 4Q03). EBITDA margin for the year stood at 4.1% versus 6.2% in 2003.

•  Contax's EBITDA for the quarter was R$ 20 million, with a margin of 10.2% (3Q04 – 7.4% and 4Q03 – 12.6%). Annual EBITDA amounted to R$ 58 million, a 2.7% decrease from 2003, with a 8.9% margin (2003 – 14.5%).

3.4 Depreciation / Amortization

Depreciation and amortization expenses amounted to R$ 830 million, decreasing by 6.2% and 9.1% from 3Q04 and 4Q03, respectively. In 2004, these expenses totaled R$ 3,502 million, a 6.8% decline compared to 2003, as shown in the table below:

3.5 EBIT

EBIT for the quarter totaled R$ 1,007 million, up 26.7% and 38.9% on 3Q04 and 4Q03, respectively. The main drivers were the decline in depreciation, and the increase in equity adjustments, chiefly due to tax benefits (IR/CS) on investments.

In 2004, EBIT amounted to R$ 3,148 million, growing by 26.3% from 2003, primarily due to the increased EBITDA and lower depreciation/amortization expenses.

Chart 9 – EBIT (R$ million)

3.6 Financial Results

Net financial expenses amounted to R$ 355 million in 4Q04 , totaling R$ 1,641 million in 2004, down R$ 63 million from 3Q04 and R$ 537 million from 2003, as detailed below:

Financial revenues grew R$ 108 million compared to the previous quarter, basically due to rebates on ICMS credits, interest on financial investments and monetary restatement of credits received.

Financial expenses increased by R$ 45 million from the prior quarter. The main items are as follows:

(i) Interest on loans and financing amounted to R$ 203 million, in line with the previous quarter.

(ii) Exchange results on loans and financing totaled R$ 153 million (R$ 9 million increase quarter-on-quarter), arising from:

(a) Foreign e xchange and monetary variation revenues of R$ 418 million, due to exchange revenues of R$ 439 million on foreign currency loan, brought about by the 7.1% appreciation of the real in the quarter – compared to revenues of R$ 674 million in 3Q04 – and monetary variation expenses (R$ 21 million);

(b ) Currency swap results (R$ 571 million), arising from expenses of R$ 300 million from exchange variations due to the appreciation of the real during 4Q04 (3Q04 – R$ 339 million) and interest expenses, CDI-based, amounted to R$ 270 million (3Q04 – R$ 261 million).

(iii) Other financial expenses increased by R$ 35 million compared to 3Q04, mainly due to higher banking fees, monetary restatement of provisions and other expenses.

3.7 Net Income

Consolidated net income for the quarter amounted to R$ 293 million (3Q04 – R$ 159 million and 4Q03 – R$ 514 million), equivalent to R$ 0.77 per share (US$ 0.28 per ADR). See dividends proposed in "Main Events of the Quarter" (item 7 of this report).

Consolidated net income for the year added up to R$ 751 million (versus R$ 213 million in 2003), equivalent to earnings per share of R$ 1.98 (US$ 0.68 per ADR).

Chart 10 – Annual Performance of Net Income – R$ million

4. Debt

Consolidated gross debt, including swap contract results, totaled R$ 12,014 million at the end of 2004, of which 70% was denominated in foreign currencies. The cash position reached R$ 5,472 million.

Net debt of R$ 6,542 million, is down R$ 458 million (6.5%) from Sep/04, and R$ 1,292 million from the end of 2003, representing a 16.5% reduction in the period.

The cash position was impacted by the Share Buyback Program. The consolidated amount repurchased under this program since Jun/04 is R$ 349 million (4Q04 – R$ 140 million and 2003 – R$ 23 million).

At the end of 2004, cash and cash equivalents exceeded short-term debt by 78.9%.

At the end of 2004, local currency loans amounted to R$ 3,549 million (30% of total debt), consisting of R$ 2,123 million due to BNDES, at an average cost of TJLP + 4.4% p.a., and R$ 1,225 million relating to local non-convertible debentures, bearing interest at CDI + 0.7% p.a. and maturing in 2006.

Foreign currency loans, in the amount of R$ 8,465 million – including swap results of R$ 1,417 million – bear interest at contractual average rates of 5.6% p.a. for transactions in U.S. dollar, 1.5% p.a. fixed for transactions in Japanese yen, and 11.1% p.a. for a basket of currencies (BNDES). Approximately 74.2% of the original foreign currency loans were subject to floating interest rates.

Of the total foreign currency debt, approximately 91% had some kind of hedge, with 74.8% in foreign exchange swap transactions (87% of which contracted through final maturity of the related debts), and 16.2% in financial investments linked to exchange variations.

Under the exchange swap transactions, exposure to foreign currency fluctuations is transferred to local interest rates (CDI). The average cost of swap transactions, at the end of the quarter, was equal to 100.4% of the CDI rate (which stood at 16.9% on average in the quarter).

During 4Q04, TMAR obtained funds amounting to R$ 535 million , of which R$ 315 million was allocated to Oi's Capex program and working capital needs, and R $ 210 million was used to finance the wireline acquisition of equipments and services. In 2004, Telemar obtained credit lines from BNB - Banco do Nordeste do Brasil – in the amount of R$ 307 million to finance both the Velox (ADSL) project expansion in the Northeast region and the Universalization Program. During the quarter, R$ 19 million was drawn under this facility (2Q04 – R$ 64 million).

Amortization in the quarter totaled R$ 677 million, of which R$ 354 million relates to principal repayments and R$ 323 million to cash interest expenses.

At the end of 2004, loans owed by TMAR to TNL amounted to R$ 829 million .

The following graphs show the quarterly evolution of the Company's consolidated net debt and the maturity schedule of its gross debt over the next years.

5. Capital Expenditures

During the quarter, Capex totaled R$ 862 million, of which R$ 449 million was allocated to the wireline and R$ 382 million to the wireless business.

In 2004, Capex amounted to R$ 1,996 million (12.6% of revenues, being 37% allocated to the wireless business – and 60% to the wireline business. Funds designated to expand Contax's capacity amounted to some R$ 64 million.

6. Cash Flow

Consolidated cash flow from operations reached R$ 1,850 million in the quarter (3Q04 – R$ 1,428 million). The consolidated free cash flow after investing activities amounted to R$ 898 million, increasing by R$ 70 million when compared to 3Q04, in spite of the increased investment activities in the last quarter of the year (R$ 352 million).

Disbursements under the Share Buyback Program amounted to R$ 140 million in 4Q04 and R$ 349 million since Jun/04.

In 2004, the consolidated cash flow after investing activities reached R$ 3,995 million, versus R$ 4,048 million in 2003.

Table 9 - Cash Flow

R$ Mn	4Q03	3Q04	4Q04	2003	2004
(i) Cash Flow from operating activities	**2,368.9**	**1,427.7**	**1,849.6**	**5,632.7**	**6,085.9**
Net income for the year	514.1	159.3	293.0	212.7	751.0
Minority interest in results of operations	110.2	51.9	49.0	145.5	172.5
Adjustments to reconcile net income to net cash:	1,638.1	1,424.4	1,679.3	6,582.8	6,051.1
Interest and monetary variation on loans and financings	476.9	278.5	298.8	1,996.2	1,448.4
Depreciation/Amortization	913.1	884.9	829.8	3,757.1	3,502.4
Contingency Provisions	150.0	226.4	443.1	680.1	935.9
Other	98.1	34.7	107.7	149.3	164.3
Change in Working Capital	106.5	(208.0)	(171.7)	(1,308.3)	(888.7)
(ii) Cash flow from investing activities	**(807.9)**	**(599.4)**	**(951.4)**	**(1,584.3)**	**(2,091.0)**
Cash Flow after investing activities	**1,561.0**	**828.3**	**898.2**	**4,048.3**	**3,994.9**
(iii) Cash flow from financing activities	**387.1**	**(618.8)**	**(142.7)**	**(647.0)**	**(1,599.1)**
Cash Flow after financing activities	**1,948.1**	**209.4**	**755.5**	**3,401.3**	**2,395.8**
Payment of Dividends and Interest on Capital	(11.4)	(3.6)	(6.7)	(565.4)	(899.8)
Buyback Program	(23.1)	(187.8)	(139.7)	(23.1)	(349.2)
Increase (decrease) in cash and banks	**1,913.6**	**18.0**	**609.0**	**2,812.8**	**1,146.8**
Cash and banks at the beginning of the period	2,411.9	4,845.3	4,863.3	1,512.7	4,325.5
Cash and banks at the end of the period	4,325.5	4,863.3	5,472.4	4,325.5	5,472.4

7. Main Events of the Quarter

 Dividends proposed for 2004: TNL and TMAR

TNL management will submit to the Annual Shareholders' Meeting the distribution of R$1.10 billion as dividends/interest on capital (IOC) for fiscal year 2004. Of this total, R$ 100 million will be distributed as IOC (already attributed to shareholders on 01/30/2004), and R$ 1.0 billion as complementary dividends to be distributed after the approval at the shareholders' meeting.

TMAR management will submit to its Annual Shareholders' Meeting the distribution of R$ 1.35 billion as annual dividends/interest on own capital. Of this total, R$ 760 million will be distributed as IOC (already attributed to shareholders) and R$ 590 million as complementary dividends to be distributed after the approval at the shareholders' meeting.

 Spin-Off of Contax Participações

On November 26, 2004, TNL announced, as a Relevant Fact, the spin-off of Contax Participações, aligning TNL's and TMAR's interests, which will be focused on the core telecommunication business.

Shares in Contax S.A. held by TNL (equivalent to R$ 126 million) were first transferred to Contax Participações, via a capital increase; subsequently, a R$ 58 million credit recorded by TNL against Contax was capitalized; and finally, the capital of Contax Participações was further increased by R$ 90 million.

The Shareholders' Meeting held in Dec/04 approved the spin-off transaction involving TNL's capital reduction by R$ 278 million and future delivery to TNL shareholders of shares in Contax Participações. The Company decided to implement a new "ADR - American Depositary Receipt " program for the preferred shares in Contax Participações, in order to facilitate the trading of the securities in the over the counter U.S. markets by investors holding Tele Norte Leste Participações ADRs.

As soon as the related listings are completed, Contax shares and ADRs will be traded on Bovespa and U.S. stock markets, respectively.

Share Buyback Program

Since its inception in Jun/04 through to the end of Dec/04, disbursements under the Share Buyback Program amounted to R$ 349 million. Of this total, R$ 248 million was disbursed by TNL to repurchase 6,271,463 shares (861,200 common and 5,410,263 preferred shares), and R$ 102 million by TMAR to repurchase 1,890,289 shares (113,173 common and 1,777,116 preferred shares). The amount of shares repurchased represent approximately 24% of the authorized total.

On 11/26/04, following the announcement of the Contax spin-off transaction, TNL closed the share buyback program. The program was reinstated on 01/26/05 for a 90-day period, since the listing of Contax shares (ADRs) with SEC will not likely be completed before then. The TMAR program continues as originally announced.

As of 12/31/04, TNL's and TMAR's shareholding structure was as follows:

Tariff adjustments

The Superior Court of Justice ratified the use of the IGP-DI index to adjust tariffs as of June 2003, with the difference – 8.7% for the local basket and 10.9% for long distance – being applied in two installments (to the adjusted tariffs effective on 06/30/04).

On 09/01/04, the Company applied the first installment, of 4.4% for the local basket and 5.5% for long-distance rates. On 11/01/04, the second installment was applied, increasing local basket tariffs by 4.2% and long-distance rates by 5.2%.

 Agreement with Embratel

In Nov/04, the Company management entered into an agreement with Embratel in order to settle administrative and judicial litigation between the parties, in particular litigation relating to the payment of interconnection tariffs. The net restated amount of the litigation was a R$ 302 million credit to TMAR, of which R$ 179 million had already been recorded. Accordingly, R$ 55 million were recognized in "Other operating revenues – Recovered expenses" and R$ 17 million was recorded as monetary restatement, in "Other financial revenues".

Besides this, the termination of the litigation entailed the withdrawal of all administrative and judicial claims, with the ensuing reversal of the provision for contingencies in the amount of R$ 51 million ("other operating revenues").

In December 2004, those amounts which had been deposited in court by Embratel with respect to the litigation mentioned, in the amount of R$ 188 million, inured to TMAR. The agreement also provides that TMAR receive the remaining balance in six monthly, consecutive installments restated by the CDI rate. The first one matured in December 2004.

New deals, products and services

 Telemar enters into an agreement with Vale do Rio Doce (CVRD)

Under this R$ 62 million agreement, all CVRD activities involving national and international data and voice network, 0800, local voice, internet access and videoconference services, in addition to remote network management, will be outsourced to Telemar.

  Telemar - SMS in fixed lines

The "Smart Phone Telemar" launched in December enables text messages to be sent to, and received from Telemar fixed lines, as well as to Oi mobile lines, at a monthly subscription cost of R$ 12.90 where the receiving phone does not have the SMS feature, the service platform automatically converts the text message into a voice message. Additionally, messages can be sent to any e-mail address by using the telephone as a computer.

  OI SMS

During the year, Oi customers sent approximately 382 million text messages (SMS), a 124.3% increase from 2003. This growth was driven by the development of products and promotions, such as services specifically designed for the Olympic Games and TV shows (Big Brother Brasil), in addition to "Oi Torpedo Premiado", a promotion where text messages sent entitle customers to awards offered. Additional inter-operability agreements with other wireless companies also helped to expand this traffic.

Oi Controle

The "Oi Controle" plan was launched in 3Q04, combining post and prepaid plan features. At the end of December/04, 135 thousand customers had subscribed to this plan, with 81 thousand net additions in the 4Q04.

Free roaming for Oi customers in Region II

Effective January 2005, free roaming became available to Oi customers – which pay only local rates to place local calls when connected to the BRT GSM network (10 states in Region II). BRT GSM customers are also offered free roaming in Oi's network.

2004/2005 collective labor agreement

In December/04, TMAR and local labor unions entered into labor agreements for 2005. Wage and salary increases are as follows:

The average impact on monthly payroll is estimated by management at 3%.

For more information, please access our website: www.telemar.com.br/ir

8. Consolidated Income Statements

TNL CON SOLIDATED

TMAR CONSOLIDATED*

R$ million	4Q03	3Q04	4Q04	2003	2004
Wireline Services Revenues	**4,743.9**	**5,007.8**	**5,257.8**	**17,968.7**	**19,762.7**
Local Services	2,933.5	2,961.5	3,064.5	11,074.5	11,581.7
Subscription Charges	*1,417.6*	*1,523.7*	*1,610.1*	*5,309.0*	*5,966.4*
Pulses	*700.0*	*701.6*	*709.6*	*2,598.1*	*2,673.5*
Installation	*17.0*	*13.2*	*12.0*	*80.6*	*58.5*
Collect Calls	*34.4*	*24.2*	*25.8*	*128.1*	*102.5*
Other Local Revenues	*5.2*	*3.8*	*5.9*	*10.6*	*17.7*
Fixed-to-Mobile (VC1)	*759.3*	*694.9*	*701.1*	*2,948.2*	*2,763.1*
Long Distance	841.7	915.6	971.5	2,934.1	3,661.3
Intra-State	*406.2*	*404.6*	*440.8*	*1,402.3*	*1,644.6*
Inter-State	*166.3*	*155.0*	*165.8*	*569.3*	*615.5*
Inter-Regional	*92.4*	*163.2*	*169.8*	*300.9*	*610.9*
International	*20.4*	*25.9*	*27.4*	*51.4*	*107.0*
Fixed-to-Mobile (VC2 and VC3)	*156.3*	*166.8*	*167.5*	*610.3*	*683.3*
Advanced Voice	67.1	53.1	53.9	239.7	221.6
Public Telephone	208.2	266.1	277.0	808.4	1,017.2
Additional Services	118.1	123.9	130.6	422.8	492.2
Network Usage Remuneration	256.3	279.3	290.9	1,280.4	1,172.7
Data Transmission Services	319.5	405.6	467.9	1,207.3	1,611.6
Other	(0.5)	2.6	1.5	1.3	4.4
Wireless Services Revenues	**479.3**	**588.8**	**657.8**	**1,045.0**	**2,112.0**
Subscription	*62.3*	*87.8*	*91.1*	*146.0*	*333.3*
Outgoing Calls	*99.5*	*154.7*	*195.7*	*217.7*	*592.4*
Domestic/Internacional Roaming	*24.4*	*26.2*	*29.7*	*46.7*	*106.7*
Network Usage Remuneration	*40.2*	*59.0*	*61.0*	*117.7*	*221.2*
Additional Services	*17.5*	*30.0*	*36.3*	*34.0*	*110.6*
Handset Sales	*235.4*	*231.0*	*244.0*	*483.0*	*747.8*
Gross Operating Revenue	**5,223.3**	**5,596.6**	**5,915.6**	**19,013.8**	**21,874.7**
Taxes and Deductions	*1,578.4*	*1,583.1*	*1,714.6*	*5,328.6*	*6,260.7*
Net Operating Revenue	**3,644.9**	**4,013.5**	**4,201.0**	**13,685.2**	**15,614.0**
Operating Expenses	2,064.2	2,367.2	2,521.1	7,666.3	9,261.0
Cost of Services Provided	*491.5*	*546.5*	*593.3*	*1,785.7*	*2,182.9*
Cost of Goods Sold	*290.7*	*279.6*	*310.0*	*612.4*	*932.2*
Interconnection Costs	*619.7*	*652.3*	*643.3*	*2,571.1*	*2,516.5*
Selling Expenses	*615.7*	*637.6*	*655.3*	*2,056.5*	*2,523.3*
General and Administrative Expenses	*168.2*	*159.3*	*213.0*	*604.0*	*704.9*
Other Op. Expenses (Rev), net	*(121.6)*	*92.0*	*106.1*	*36.6*	*401.2*
EBITDA	**1,580.7**	**1,646.3**	**1,680.0**	6,019.0	6,353.1
Margin %	*43.4%*	*41.0%*	*40.0%*	*44.0%*	*40.7%*
Equity Accounting	15.2	-	-	17.6	-
Depreciation	882.8	843.8	823.5	3,471.8	3,375.6
EBIT	**682.6**	**802.4**	**856.5**	**2,529.6**	**2,977.5**
Financial Expenses	615.5	455.8	527.3	2,182.7	1,947.9
Financial Revenues	25.7	74.9	167.2	298.0	378.5
Non Operating Expenses (Rev)	(34.0)	2.5	70.9	(45.2)	92.7
Income Before Tax and Social Contribution	**126.9**	**419.0**	**425.5**	**690.1**	**1,315.4**
Income Tax and Social Contribution	(430.2)	143.1	160.6	(71.0)	398.3
Employee Profit Sharing	-	-	0.0	-	-
Net Income	**557.0**	**275.9**	**264.9**	**761.0**	**917.1**
Margin %	*15.3%*	*6.9%*	*6.3%*	*5.6%*	*5.9%*
*Outstanding Shares Thousand (ex Treasury)***	*241,391*	*240,592*	*239,554*	*241,391*	*239,554*
Income per share (R$)	*2.308*	*1.147*	*1.106*	*3.153*	*3.828*

(*) - Includes the efects of Oi's acquisition (Apr/03).

TNL-PCS (Oi)

9. Balance Sheets

TNL CONSOLIDATED

TMAR CONSOLIDATED *

TNL-PCS (Oi)

10. Main Loans

Date	Currency	Costs	Maturity	Amortization	Outstanding Balance
BNDES	Dec/00	R$	TJLP +3.85% a.a.	Jan/08	Monthly	1,269,396
	Dec/03	R$	TJLP +4.50% a.a.	Jan/11	Monthly	441,201
	Dec/00	Currency Basket	Floating Interest Rate + 3.85%a.a.	Jan/08	Monthly	437,734
	Dec/03	Currency Basket	Floating Interest Rate + 4.50%a.a.	Jan/11	Monthly	101,081
	Sep/04	R$	TJLP +4.50% a.a.	Oct/12	Quarterly / monthly after Apr/06	412,518
					BNDES	2,661,931
Sindicated Loan	Aug/01	US$	LIBOR+2.125%a.a. to 3.81%	Aug/09	Quarterly	1,882,236
JBIC	Aug/01	Yen	1.65%a.a.	Jan/10	Semi-annually	671,660
	Jan/03	Yen	Japonese LIBOR + 1.25%a.a.	Jan/11	Semi-annually	632,146
					JBIC	1,303,806
Debentures	Jul/01	R$	CDI+0.7%	Jun/06	"Bullet"	1,225,016
Senior Notes	Dec/03	US$	8 % a.a.	Aug/13	"Bullet"	798,747
KFW	Fev/03	US$	LIBOR+0.75%a.a	Aug/12	Semi-annually	174,757
	Jun/00	US$	8.75% to 11.87% a.a.	Oct/09	Semi-annually	236,521
	Jul/02	US$	LIBOR+0.8% to 4.5%a.a.	Jan/11	Semi-annually	192,557
					KFW	603,836
FINNVERA	Feb/03	US$	LIBOR+1.1%a.a	Feb/12	Semi-annually	402,736
	Nov/04	US$	LIBOR+4.56%a.a	Aug/10	Quarterly	132,431
					FINNVERA	535,167
ABN AMRO	Dec/00	US$	LIBOR+5%a.a	Mai/06	Semi-annually	73,342
	Jan/04	US$	LIBOR+3% to 4.83%a.a.	Apr/09	Semi-annually	162,669
					ABN AMRO	236,011
Swap Result						1,417,100
Other						1,350,440
Total						12,014,288

11. Scheduled Events

Teleconference

Date: Friday, March 4, 2005

Time:  1 pm (Rio)
           11 am (EST)

Access:  1-210-839-8553 ( Brazil & other countries)
               888-425-9978 ( USA )

Passcode: Telemar

Replay: 1-203-369-1281 ( Brazil & other countries)
              866-457-5507 ( USA )

A slide presentation will be available on our website one hour before the call at the following link:

http://www.telemar.com.br/ir

TNL – Rela çõ es com Investidores (IR Team) ( invest@telemar.com.br ) 55(21) 3131-1314/1313/1315/1316 Carlos Lacerda/Sara/Jose Carlos/Carolina	Global Consulting Group Kevin Kirkeby (kkirkeby@hfgcg.com) 1(646) 284-9416

Disclaimer

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This report contains non-audited results which may differ from the final audited ones.